SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Asia Premium Television Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

         04517A 20 4

(CUSIP Number)

Dr. Bruno Wu

Oriental Plaza Bldg. W3 12 Fl. East Chang'an Ave.

Dongcheng District Beijing, 100738 PRC

(+86) 10 8518-9669
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                           July 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04517A 20 4	Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Redrock Capital Venture Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,853,659 shares of common stock.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,853,659 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,659 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 04517A 20 4	Page 3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yang Lan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,796,281 shares of common stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,796,281 shares of common stock (1).
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,796,281 shares of common stock(1).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1
14	TYPE OF REPORTING PERSON* IN

(1). The amount includes 1,853,659 shares of common stock issuable to the Purchaser, 1,704,402 shares held by Her Village Limited, 235,500 shares held by Yang Lan Studio Limited, and 2,720 shares held directly by Ms.Yang.  Ms. Yang Lan is the majority shareholder of the Purchaser, Her Village Limited, and Yang Lan Studio Limited and SMIH, and may be deemed to be the beneficial holder of the shares held by such parties.

CUSIP No. 04517A 20 4	Page 4 of 8

Item 1. Security and Issuer.

Common Stock

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street, Chaoyang District

Beijing, 100026, People's Republic Of China

Item 2. Identity and Background.

(a)-(c) and (f) The parties filing this reports are Redrock Capital Venture Ltd, a British Virgin Island company (“Purchaser”) and Ms. Yang Lan. The office address of both parties is: Oriental Plaza Bldg. W3 12 Fl.East, Chang'an Ave. Dongcheng District, Beijing, 100738. Ms. Yang Lan is the majority shareholder of Purchaser. She also is controlling shareholder of Her Village Limited, a greater than 5% shareholder of Asia Premium Television Group, Inc. (“Asia Premium”).

(d)-(e) Neither the Purchaser nor Ms. Lan, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

Commencing in April 2009, Asia Premium began receiving loans from the Purchaser. As of July 9, 2009, Asia Premium had received $223,529USD (RMB 1,520,000) in loans from Redrock. These loans were due on demand and bear no interest. On July 9, 2009, Asia Premium entered into an agreement with the Purchaser to satisfy and cancel the outstanding loans in exchange for the issuance of 1,853,659 shares of its common stock. The shares were valued at $0.12 per share.

The funds provided by Purchaser were from cash on hand.

The agreements relating the to acquisition of control disclosed herein attached as exhibits to Asia Premium’s Form 8-K filed on July 15, 2009.

Item 4. Purpose of Transaction.

Purchaser converted the debt to reduce Asia Premium’s short term liabilities. Other than as stated in this Item 4,  Purchaser has no plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Purchaser reserves the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing).

CUSIP No. 04517A 20 4	Page 5 of 8

Item 5. Interest in Securities of Issuer.

(a) — (b)  Purchaser is the beneficial owner and has voting rights to 1,853,659 shares of its common stock of Asia Premium, representing 18.6% of the issued and outstanding shares as calculated pursuant to Rule 13d–3(d)(1) of the Securities Exchange Act of 1934.   As reflected in the information above, Ms. Yang Lan is the beneficial owner of 2,200 shares, and may be deemed the beneficial owner of 3,793,561 shares, of common stock of Asia Premium.

Except as set forth in this Item 5, neither the Purchaser nor Ms. Lan beneficially owns or has the power to vote or cause the vote of any shares of common stock of Asia Premium.

(c) Except as disclosed herein, no transactions in Shares were effected by Purchaser or Ms. Lan, during the 60 days prior to the date hereof.

(d) — (e) Not applicable.

Other than as described herein, no other transactions were effected by the reporting person in the past sixty days. Moreover, other than as described herein, no other person is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock and common stock warrants as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

None, other than as described herein.

Item 7. Material To Be Filed as Exhibits.

None.

CUSIP No. 04517A 20 4	Page 6 of 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Redrock Capital Venture Ltd

/s/ Bruno Wu

________________

Chairman

/s/ Yang Lan

_________________

Ms. Yang Lan.

Date: July 20, 2009